Mail Stop 4561

December 20, 2006

Michael E. Fasci
Chief Financial Officer
Secured Financial Network, Inc.
101 NE Third Avenue, Suite 1500
Ft. Lauderdale, FL 33301

      RE: **Secured Financial Network, Inc.**
               Form 8-K filed December 19, 2006
               File No. 000-28457

Dear Mr. Fasci,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your Form 8-K to state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification. Refer to Item 304(a)(1)(ii) of Regulation S-B.

2. Please provide your former accountant with a copy of the disclosures made in your Form 8-K and request your former accountant to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by you and, if not, stating the respects in which it does not agree. Please amend your Form 8-K to file the letter as Exhibit 16. Refer to Item 304(a)(3) of Regulation S-B.

Michael E. Fasci
Secured Fiancial Network, Inc.
Page 2

Please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with draft copies of your proposed revisions prior to filing your amendment. Please submit your amended filing on EDGAR under cover of Form 8-K/A and include the Item 4.01 designation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3437.

Sincerely,

Michael C. Volley
Staff Accountant